冠軍科技集團
CHAMPION TECHNOLOGY

02 JUN 10 AM 11:32

24 May 2002

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

02034695

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

For Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

dlw 6/17

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(an exempted company in Bermuda with limited liability)

ISSUE OF UP TO US$24,000,000 1.5 PER CENT. UNLISTED AND UNSECURED CONVERTIBLE BONDS DUE 2005

On 22nd May, 2002, the Company and CSFB entered into the Subscription Agreement in relation to the subscription of Bonds.

Under the Subscription Agreement, among other things, (i) the Company agreed to issue and CSFB agreed to purchase the Original Tranche 1 Bonds with an aggregate principal amount of US$8,000,000 (equivalent to approximately HK$62,400,000), (ii) the Company granted to CSFB an option during a limited period, to require the Company to issue the Additional Tranche 1 Bonds in the principal amount of up to US$8,000,000 (equivalent to approximately HK$62,400,000) on substantially the same terms as in the Original Tranche 1 Bonds and (iii) CSFB granted to the Company an option during a limited period and upon fulfilment of certain conditions, to issue and to require CSFB to subscribe and pay for the Tranche 2 Bonds in the aggregate principal amount of up to US$8,000,000 (equivalent to approximately HK$62,400,000) on substantially the same terms as in the Original Tranche 1 Bonds. The Bonds bear interest at the rate of 1.5 per cent. per annum and are due on 22nd May, 2005, being the Maturity Date.

Completion of the issue of the Bonds is subject to certain conditions which are set out in the paragraph headed "Conditions" below.

The Original Tranche 1 Bonds are convertible into Shares at a conversion price equal to, at the election of CSFB, either (i) the Fixed Conversion Price; or (ii) the Floating Conversion Price.

Pursuant to the Subscription Agreement, the Company has also granted the Subscription Right to CSFB, pursuant to which CSFB is entitled to subscribe (applying the Relevant Exchange Rate), in respect of the Original Tranche 1 Bonds, for up to 4,949,905 Shares at a subscription price of HK$2.3635, which is equal to the Fixed Conversion Price for the Tranche 1 Bonds. The Subscription Right is exercisable by CSFB at any time from and including the Original Tranche 1 Bonds Closing Date up to and including the Maturity Date.

The terms of the Subscription Agreement were negotiated on an arm's length basis and the Directors believe that they are fair and reasonable so far as the Company is concerned.

The Original Tranche 1 Bonds and the Additional Tranche 1 Bonds will be issued and the Subscription Right in respect of the Tranche 1 Bonds and the Additional Tranche 1 Bonds will be granted pursuant to the Existing General Mandate. If the issue of the Tranche 2 Bonds or the grant of the Subscription Right in respect of the Tranche 2 Bonds is not within the authority of the then available general mandate, the Company will be obliged to seek the approval of the shareholders of the Company.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Thursday, 23rd May, 2002 pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange from 9:30 a.m. on Friday, 24th May, 2002.

SUBSCRIPTION AGREEMENT

Date:

22nd May, 2002

Issuer:

The Company

Bonds to be issued:

Up to US$24,000,000 1.5 per cent. unlisted and unsecured convertible bonds due 2005 to be issued in up to two tranches.

Form of Bonds/Option for the issue of the Additional Tranche 1 Bonds and Tranche 2 Bonds:

The convertible bonds shall be issued in up to two tranches with the Original Tranche 1 Bonds being issued on the Original Tranche 1 Bonds Closing Date.

The Company has granted an option to CSFB under the Subscription Agreement to require the Company to issue the Additional Tranche 1 Bonds.

CSFB may exercise such option once at any time during the three-year period commencing on the Original Tranche 1 Bonds Closing Date. The aggregate principal amount of the Additional Tranche 1 Bonds to be issued pursuant to the exercise of such option by CSFB shall not exceed US$8,000,000 (equivalent to approximately HK$62,400,000). The Additional Tranche 1 Bonds shall be issued by the Company within 10 business days after exercise of such option by CSFB.

The Additional Tranche 1 Bonds shall, if issued, be on substantially the same terms as the Original Tranche 1 Bonds set out below save for, among other things, the aggregate principal amount, the number of Additional Tranche 1 Bonds and the number of Shares to be issued upon conversion.

CSFB has granted an option to the Company under the Subscription Agreement to issue and require CSFB to subscribe and pay for the Tranche 2 Bonds subject to the satisfaction of certain conditions. Such option can be exercisable more than once by the Company within the Initial Option Period or otherwise once within 60 calendar days following and subject to the conversion of the last Original Tranche 1 Bond. The Tranche 2 Bonds shall be issued by the Company within 10 business days after exercise of such option by the Company.

The Tranche 2 Bonds shall, if issued, be for an aggregate principal amount of up to US$8,000,000 (equivalent to approximately HK$62,400,000) and be on substantially the same terms as the Original Tranche 1 Bonds set out below save for, among other things, the Fixed Conversion Price for the Tranche 2 Bonds shall be determined by reference to the closing prices of the Shares immediately prior to the relevant Tranche 2 Bonds Closing Date.

Subscriber of the Bonds:

CSFB, an independent third party not connected with any of the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules)

Principal amount of Original Tranche 1 Bonds:

US$8,000,000 (equivalent to approximately HK$62,400,000), payable in cash by CSFB on the Original Tranche 1 Bonds Closing Date

Original Tranche 1 Bonds Closing Date:

22nd May, 2002

Principal terms of the Bonds:

Interest:

The Bonds bear interest from the Original Tranche 1 Bonds Closing Date in respect of the Original Tranche 1 Bonds, from the applicable Additional Tranche 1 Bonds Closing Date in respect of the Additional Tranche 1 Bonds and from the applicable Tranche 2 Bonds Closing Date in respect of the relevant Tranche 2 Bonds at the rate of 1.5 per cent. per annum. Interest is payable semi-annually in arrears on 30th June and 30th December in each year, with the first interest payment date to fall on 30th June, 2002 for the Original Tranche 1 Bonds.

Transferability:

CSFB agrees with the Company that it will not assign or transfer any of the Bonds to any third party other than its subsidiary or holding company or subsidiary of such a holding company without the prior written consent of the Company.

Conversion price:

At the election of CSFB, either at (i) the Fixed Conversion Price; or (ii) the Floating Conversion Price, provided that the conversion price shall not be less than the par value of the Shares on the date of conversion unless permitted by law and in compliance with the Listing Rules.

Conversion period:

Bonds may be converted, at the election of CSFB, at any time from and including the Original Tranche 1 Bonds Closing Date (or the Additional Tranche 1 Bonds Closing Date in respect of the Additional Tranche 1 Bonds or the relevant Tranche 2 Bonds Closing Date in respect of the Tranche 2 Bonds, if issued) up to the close of business on the day falling one week prior to the Maturity Date by serving a conversion notice on the Company. Certificates in respect of the new Shares issued upon conversion shall be delivered within 2 business days after the Delivery Date as defined in the terms and conditions of the Bonds.

Conversion shares:

The Original Tranche 1 Bonds (and the Additional Tranche 1 Bonds and the Tranche 2 Bonds, if issued) are convertible into new Shares at the election of CSFB at either (i) the Fixed Conversion Price, or (ii) the Floating Conversion Price, in each case at any time during the relevant conversion period (as set out above). Such Shares which fall to be issued on conversion of the Bonds shall rank pari passu in all respects with Shares in issue on the date of issue of such Shares pursuant to the conversion.

Maturity:

22nd May, 2005.

Unless previously redeemed, converted or purchased and cancelled, the Tranche 1 Bonds will be redeemed by the Company by delivering such number of Shares as results from dividing 100 per cent. of the principal amount of the Tranche 1 Bonds by the lower of the Fixed Conversion Price and the Floating Conversion Price in effect on the Maturity Date unless the then current market price of the Shares as determined according to the formula provided in the terms and conditions of the Bonds is below a prescribed figure, in which case the Tranche 1 Bonds will be redeemed at 100 per cent. of the principal amount at maturity.

Unless previously redeemed, converted or purchased and cancelled, the Tranche 2 Bonds (if issued) will be redeemed by the Company, at the election of CSFB, either by delivering such number of Shares as results from dividing the principal amount of the Tranche 2 Bonds by the lower of the Fixed Conversion Price and the Floating Conversion Price in effect on the Maturity Date or at 100 per cent. of the principal amount.

Right of first refusal, participation right and exchange right:

If the Company offers or sells Equity-Linked Securities, so long as there are Bonds outstanding, persons holding in aggregate not less than 50 per cent. in aggregate of the Bonds then outstanding shall have the Right of First Refusal.

If the Right of First Refusal is not exercised, any holder of the Bonds shall have the Participation Right, the proportion of such participation to be determined by reference to the response of such holder and the other holders to the proposed private placement under the Participation Right.

Furthermore, holders of the Bonds are given the right to exchange the outstanding Bonds for the new issue of the Equity-Linked Securities up to an aggregate principal amount of their outstanding Bonds on the same terms of those Equity-Linked Securities, save as to the maturity date, which shall remain unchanged.

Early Redemption:

In certain circumstances set out in the terms and conditions of the Bonds, the Bonds may be redeemed early for an amount between 108 per cent. and 110 per cent. of the principal amount of the Bonds plus accrued interest. Circumstances under which the Bonds may be redeemed early include instances where the price of the Shares falls below a certain amount determined using the formula set out in the Subscription Agreement. Such terms have been agreed between the Company and CSFB after arm's length negotiations.

Conditions:

The obligation of CSFB to subscribe and pay for the Tranche 1 Bonds or, as the case may be, the Tranche 2 Bonds, is conditional on, among other things, the satisfaction of certain conditions, including:

(i) if required, the obtaining of the approval from the shareholders of the Company for the issue of the relevant Bonds and/or the issue and allotment of the new Shares and/or the conversion of the relevant Bonds into Shares not less than one business day prior to the closing date for the relevant Bonds; and

(ii) the delivery by the Company to CSFB of certain documents specified in the Subscription Agreement by the closing date for the relevant Bonds. These documents include legal opinions and a comfort letter from the auditors of the Company.

Failure to obtain listing approval:

If the Company has not obtained approval from the Stock Exchange for the listing on the Stock Exchange of the new Shares to be issued upon conversion of any of the Bonds and the number of Shares that could be required to be issued under the terms of the relevant Bonds by no later than 14 calendar days after the relevant closing date for the Bonds, then upon not less than 2 days' written notice, CSFB may require the Company to repurchase all of the relevant Bonds held by it at 110 per cent. of their principal amount plus accrued interest.

Escrow:

An escrow agreement (the "Escrow Agreement") was made on 21st May, 2002 between the Company, CSFB and Bermuda Trust (Hong Kong) Limited as escrow agent (the "Escrow Agent") in connection with the subscription of the Tranche 1 Bonds.

CSFB will deposit any subscription funds required to an account of the Escrow Agent. The subscription funds will be released by the Escrow Agent to the Company subject to the terms and conditions set out in the Escrow Agreement.

The Company and CSFB have agreed that another escrow agreement will be entered into before the issue (if applicable) of the Additional Tranche 1 Bonds or the Tranche 2 Bonds on similar terms to the Escrow Agreement.

Subscription right:

Pursuant to the Subscription Agreement, the Company also granted to CSFB an option in respect of each of the Original Tranche 1 Bonds, the Additional Tranche 1 Bonds and the Tranche 2 Bonds on the following terms:–

(1) Exercise period: from and including the closing date of the relevant Bonds up to and including the Maturity Date

(2) Exercise price: the Fixed Conversion Price of the relevant Bonds

(3) Maximum amount of Shares to be subscribed: up to 15% of the principal amount of the relevant Bonds issued divided by the relevant Base Price

In respect of each of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds, the Subscription Right will, applying the Relevant Exchange Rate, give CSFB an option for the subscription of up to 4,949,905 new Shares (representing approximately 0.87 per cent. of the existing issued share capital of the Company) at HK$2.3635, being the Fixed Conversion Price for the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds, representing a premium of about 25.72 per cent. over the closing price of HK$1.88 per Share as at 21st May, 2002 (the trading day immediately prior to the date of the Subscription Agreement).

The maximum number of new Shares which the Subscription Right in respect of the Tranche 2 Bonds will entitle CSFB to subscribe for cannot be ascertained at present since the Base Price in respect of the Tranche 2 Bonds cannot be determined now.

General mandate:

The maximum number of new Shares which may be issued upon conversion of the Original Tranche 1 Bonds based on the Fixed Conversion Price is 26,399,492 (applying the Relevant Exchange Rate) representing approximately 4.64 per cent. and approximately 4.43 per cent. of the existing issued share capital and the enlarged issued share capital respectively. Upon exercise of the Subscription Right in respect of the Original Tranche 1 Bonds in full (applying the Relevant Exchange Rate), 4,949,905 new Shares, representing approximately 0.87 per cent. and approximately 0.86 per cent. of the existing issued share capital and enlarged issued share capital respectively, will be issued by the Company. The total number of Shares which may be issued upon full conversion of the Original Tranche 1 Bonds and the exercise in full of the Subscription Right in respect of the Original Tranche 1 Bonds based on the Fixed Conversion Price is 31,349,397 Shares, representing approximately 5.51 per cent. and approximately 5.22 per cent. of the existing issued share capital and the enlarged issued share capital respectively, which Shares, will be issued pursuant to the Existing General Mandate.

If CSFB exercises its option to require the Company to issue the Additional Tranche 1 Bonds in full, the maximum number of new Shares which may be issued upon conversion of the Additional Tranche 1 Bonds based on the Fixed Conversion Price is 26,399,492 (applying the Relevant Exchange Rate) representing approximately 4.64 per cent. and approximately 4.43 per cent. of the existing issued share capital and the enlarged issued share capital (excluding any Shares which may be issued pursuant to the conversion of the Original Tranche 1 Bonds) respectively. Upon exercise of the Subscription Right in respect of the Additional Tranche 1 Bonds in full (applying the Relevant Exchange Rate), 4,949,905 new Shares, representing approximately 0.87 per cent. and approximately 0.86 per cent. of the existing issued share capital and enlarged issued share capital (excluding any Shares which may be issued pursuant to

the conversion of the Original Tranche 1 Bonds) respectively, will be issued by the Company. The total number of Shares which may be issued upon full conversion of the Additional Tranche 1 Bonds and the exercise in full of the Subscription Right in respect of the Additional Tranche 1 Bonds based on the Fixed Conversion Price is 31,349,397 Shares, representing approximately 5.51 per cent. and approximately 5.22 per cent. of the existing issued share capital and the enlarged issued share capital (excluding any Shares which may be issued pursuant to the conversion of the Original Tranche 1 Bonds) respectively, which Shares, will also be issued pursuant to the Existing General Mandate.

Under the Existing General Mandate, a maximum of 97,533,551 new Shares may be issued as at the date of this announcement. If the total number of Shares to be issued pursuant to the conversion of any of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds or the exercise of the Subscription Right in respect of the Original Tranche 1 Bonds or the Additional Tranche 1 Bonds shall exceed the Existing General Mandate, the Company will seek shareholders' approval for such issue of Shares.

If the Company exercises its option to require CSFB to subscribe for the Tranche 2 Bonds and the maximum number of Shares which may be issued upon full conversion of the Tranche 2 Bonds or upon exercise of the Subscription Right in respect of the Tranche 2 Bonds to be issued by the Company exceeds the limit under any then available general mandate granted to the board of Directors, the Company will be obliged to seek its shareholders' approval of the issue of such Shares prior to the issue of the Tranche 2 Bonds and a separate announcement will be issued by the Company. If the Company decides to issue the Tranche 2 Bonds, it will comply with all relevant Listing Rules and applicable laws in respect of such issue and of the issue of Share upon conversion of the Tranche 2 Bonds.

USE OF PROCEEDS AND REASON FOR THE BOND ISSUE

The net proceeds of approximately US$7,694,000 (equivalent to approximately HK$60,013,000) derived from the issue of the Original Tranche 1 Bonds, together with the approximate amount of HK$11,699,100 which would be received subject to and upon exercise in full of the Subscription Right in respect of the Original Tranche 1 Bonds (subject to adjustment as set out in the Subscription Agreement), will be used for general working capital purposes provided that such proceeds shall not be used to pay dividends to shareholders of the Company, for the purposes of or in relation to any repayment to or reduction of the debt of a related party or to repurchase Shares. The net proceeds derived from the issue of the Additional Tranche 1 Bonds will be used for general working capital purposes subject to the aforesaid proviso.

The Directors consider that the terms of the Bonds are favourable and the issue of the Bonds provides an opportunity to raise extra funds for the Company.

SHAREHOLDING STRUCTURE

As at the date of this announcement, the issued share capital of the Company is HK$56,916,800.80 comprising 569,168,008 Shares. Lawnside International Limited ("Lawnside") is currently the single largest shareholder of the Company, holding 222,949,601 Shares, representing approximately 39.17 per cent. of the existing issued share capital. If the maximum possible number of Shares are issued pursuant to the conversion of the Original Tranche 1 Bonds and the Subscription Right in respect of the Original Tranche 1 Bonds is exercised in full, 31,349,397 new Shares will be issued based on the Fixed Conversion Price, representing approximately 5.51 per cent. and approximately 5.22 per cent. of the existing issued share capital and the enlarged issued share capital respectively. The shareholding interests of all the shareholders of the Company will be proportionately diluted by approximately 5.22 per cent. and the shareholding interest of Lawnside in the Company will be diluted correspondingly from approximately 39.17 per cent. to approximately 37.13 per cent..

The shareholding structure of the Company before and after the conversion of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds and the exercise of Subscription Right in respect of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds based on the Fixed Conversion Price and the Relevant Exchange Rate will be as follows:

	Total no. of issued Shares (assuming no further Shares are issued)	No. of Shares held by Lawnside (assuming Lawnside will not acquire further Shares and no further Shares are issued) and approximate percentage of shareholding	No. of Shares held by CSFB/assuming CSFB has not disposed of any Shares received pursuant to such conversion or exercise of such Subscription Right and approximate percentage of shareholding	No. of Shares held by public excluding CSFB (assuming no further Shares are issued) and approximate percentage of shareholding
As at the date of this announcement	569,168,008	222,949,601 (39.17%)	–	346,218,407 (60.83%)
Upon full conversion of the Original Tranche 1 Bonds (assuming no Shares are issued pursuant to the conversion of the Additional Tranche 1 Bonds or the exercise of the Subscription Right in respect of the Original Tranche 1 Bonds or the Additional Tranche 1 Bonds)	595,567,500	222,949,601 (37.44%)	26,399,492 (4.43%)	346,218,407 (58.13%)
Upon full conversion of the Original Tranche 1 Bonds and the exercise in full of the Subscription Right in respect of the Original Tranche 1 Bonds (assuming no Shares are issued pursuant to the conversion of the Additional Tranche 1 Bonds or the exercise of the Subscription Right in respect of the Additional Tranche 1 Bonds)	600,517,405	222,949,601 (37.13%)	31,349,397 (5.22%)	346,218,407 (57.65%)
Upon full conversion of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds and the exercise in full of the Subscription Right in respect of the Original Tranche 1 Bonds (assuming no Shares are issued pursuant to the exercise of the Subscription Right in respect of the Additional Tranche 1 Bonds)	626,916,897	222,949,601 (35.56%)	57,748,889 (9.21%)	346,218,407 (55.23%)
Upon full conversion of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds and the exercise in full of the Subscription Right in respect of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds	631,866,802	222,949,601 (35.29%)	62,698,794 (9.92%)	346,218,407 (54.79%)

The possible impact of the issue of the Tranche 2 Bonds on shareholding structure of the Company cannot be ascertained at present because the Fixed Conversion Price in respect of the Tranche 2 Bonds cannot be determined now. The Company will make a separate announcement if it decides to issue the Tranche 2 Bonds.

LISTING

No application will be made for the listing of, or permission to deal in, the Bonds and the Subscription Right on the Stock Exchange or any other stock exchange. Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued upon conversion of the Original Tranche 1 Bonds and Additional Tranche 1 Bonds or upon exercise of the Subscription Right in respect of the Original Tranche 1 Bonds and Additional Tranche 1 Bonds.

GENERAL

The Company will comply with all applicable Listing Rules in respect of any alterations in the terms of the Subscription Right after issue, except where the alterations take effect automatically under the existing terms of the Subscription Right. A separate announcement in respect of such change will be issued by the Company.

The Additional Tranche 1 Bonds and the Tranche 2 Bonds may or may not be issued and the Subscription Right in respect of the Original Tranche 1 Bonds, the Additional Tranche 1 Bonds and the Tranche 2 Bonds may or may not be exercised. The Company will issue a further announcement as required by the Listing Rules if any of the Additional Tranche 1 Bonds and the Tranche 2 Bonds are issued.

The terms of the Subscription Agreement were negotiated on an arm's length basis and the Directors believe that they are fair and reasonable so far as the Company is concerned.

The Company will ensure that each of the connected persons of the Company (as defined in the Listing Rules) will not subscribe for any of the Bonds at the issue of such securities and that, after the issue of the Bonds, the Company will disclose to the Stock Exchange any dealings by any of connected persons of the Company from time to time in the Bonds immediately upon the Company becoming aware of such dealings.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Thursday, 23rd May, 2002 pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange from 9:30 a.m. on Friday, 24th May, 2002.

DEFINITIONS

Unless otherwise defined herein, capitalised terms used in this announcement shall have the following meanings.

"Additional Tranche 1 Bonds"	convertible bonds with an aggregate principal amount of up to US$8,000,000 which are to be issued by the Company on substantially the same terms as in the Original Tranche 1 Bonds and are to be purchased by CSFB pursuant to an option granted by the Company to CSFB

"Additional Tranche 1 Bonds Closing Date"	the date on which Additional Tranche 1 Bonds are issued (if applicable)
"Base Price"	the average closing prices per Share for the 30 business days immediately prior to (i) the date of the Subscription Agreement, being HK$1.8908 in this case, representing a premium of about 0.57 per cent. over the closing price of HK$1.88 per Shares as at 21st May, 2002 (the trading day immediately prior to the date of the Subscription Agreement) in respect of the Tranche 1 Bonds; and (ii) the initial Tranche 2 Bonds Closing Date in respect of the Tranche 2 Bonds
"Bonds"	Tranche 1 Bonds and Tranche 2 Bonds (if applicable)
"business day"	any day on which the Stock Exchange is open for trading in Hong Kong
"CSFB"	Credit Suisse First Boston (Hong Kong) Limited, an independent third party not connected with any of the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined under the Listing Rules)
"Company"	Champion Technology Holdings Limited, a company incorporated in the Cayman Islands with limited liability and continued in Bermuda, the Shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Equity-Linked Securities"	securities convertible into or exchangeable for securities of the same class as the issued Shares or securities substantially similar to the Bonds excluding: (i) Shares; (ii) warrants relating to Shares; (iii) convertible preference shares issued to shareholders of the Company without preference among the shareholders
"Existing General Mandate"	the general mandate (to issue or otherwise deal in 20 per cent. of the issued share capital of the Company as at the date of passing the resolution) granted to the Directors by the shareholders of the Company pursuant to an ordinary resolution passed at the extraordinary general meeting of the Company held on 5th December, 2001, pursuant to which a maximum of 97,533,551 new Shares may be issued as at the date of this announcement

"Fixed Conversion Price"	the conversion price of the Bonds into the Shares which is set at 125 per cent. of the average closing prices per Share for the 30 business days immediately prior to (i) the date of the Subscription Agreement, being HK$1.8908, which is equivalent to HK$2.3635 in this case, representing a premium of about 25.72 per cent. over the closing price of HK$1.88 per Shares as at 21st May, 2002 (the trading day immediately prior to the date of the Subscription Agreement) in respect of the Tranche 1 Bonds; and (ii) the initial Tranche 2 Bonds Closing Date in respect of the Tranche 2 Bonds, both subject to adjustment
"Floating Conversion Price"	the conversion price of the Original Tranche 1 Bonds or, as the case may be, the Additional Tranche 1 Bonds and the Tranche 2 Bonds into the Shares which is set at 94 per cent. of the average of any five closing prices per Share as selected by CSFB during the 30 consecutive business days immediately prior to the date on which notice of CSFB is received by the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Initial Option Period"	the period from and including the date falling six months after the Original Tranche 1 Bonds Closing Date to and including the date falling 180 calendar days thereafter
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	22nd May, 2005, the date on which the Original Tranche 1 Bonds or as the case may be, the Additional Tranche 1 Bonds and/or Tranche 2 Bonds mature
"Original Tranche 1 Bonds"	convertible bonds with an aggregate principal amount of US$8,000,000 due 2005 to be issued by the Company and purchased by CSFB pursuant to the Subscription Agreement
"Original Tranche 1 Bonds Closing Date"	22nd May, 2002, the date on which the Original Tranche 1 Bonds were issued
"Participation Right"	the subsequent right to participate in a private placement of Equity-Linked Securities if the Right of First Refusal is not exercised
"Relevant Exchange Rate"	the exchange rate of US$1.00 to HK$7.7994 as reported by Bloomberg on page "HKD Currency HP" at 5:00 p.m. (Hong Kong time) on 21st May, 2002, being the day immediately preceding the date of the Subscription Agreement

"Right of First Refusal"	the right pursuant to which that holder or holders, if any, holding not less than 50 per cent. in aggregate of the outstanding Bonds shall have the right to subscribe for any privately placed Equity-Linked Securities (in accordance with the proportion of the holding of each holder relative to the aggregate principal amount of the Bonds) prior to them being offered to other persons
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	the agreement dated 22nd May, 2002 entered into between the Company and CSFB relating to the subscription of the Bonds
"Subscription Right"	the option granted by the Company to CSFB in respect of each of the Original Tranche 1 Bonds, the Additional Tranche 1 Bonds and the Tranche 2 Bonds for the subscription of such number of new Shares in accordance with the Subscription Agreement
"Tranche 1 Bonds"	Original Tranche 1 Bonds and Additional Tranche 1 Bonds (if applicable)
"Tranche 2 Bonds"	convertible bonds with an aggregate principal amount of up to US$8,000,000 which are to be issued by the Company on substantially the same terms as in the Original Tranche 1 Bonds and are to be purchased by CSFB pursuant to an option granted by CSFB to the Company under the Subscription Agreement
"Tranche 2 Bonds Closing Date"	each date on which Tranche 2 Bonds are issued (if applicable)

Unless otherwise specified in this announcement, US$1.00 = HK$7.80. No representation is made that any amounts in US$ or HK$ could have been or could be converted at such a rate or at any other rates or at all.

By Order of the Board
Kan Man Lok, Paul
Chairman

Hong Kong, 23rd May, 2002

"Please also refer to the published version of this announcement in the Hong Kong i-Mail".